Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE HOLDERS

Subject:	Aptevo Therapeutics Inc. Offer to Exchange Eligible Options for New Options

To:	All Eligible Holders

Date:	June 29, 2020

We are pleased to announce that Aptevo Therapeutics Inc. (“Aptevo,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) today, Monday, June 29, 2020. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for replacement stock options with modified terms. The terms of the Exchange Offer are described in detail in the attached Offer to Exchange Eligible Options for New Options, dated June 29, 2020 (the “Offer Documents”), that has been filed with the U.S. Securities and Exchange Commission and can be accessed at https://aptevotherapeutics.gcs-web.com/financial-reports/sec-filings or through the SEC website at www.sec.gov.

Attached to this email is an Election Form listing your “Eligible Options,” which includes all outstanding stock options granted to you under our 2018 Stock Incentive Plan (the “2018 Plan”), 2016 Amended and Restated Stock Plan (“2016 Plan”) or Converted Equity Awards Incentive Plan (the “Converted Plan,” and together with the 2018 Plan and 2016 Plan, the “Equity Plans”) with an exercise price equal to or greater than $21.00 per share. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.

If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you one or more “New Options” with modified terms, as described in the Offer Documents. The terms of your New Options, including the exercise price, term, vesting schedule and potential tax treatment, will be different than your Eligible Options, and in exchange for your receipt of such New Options, all corresponding Eligible Options will be irrevocably cancelled.

All questions regarding the Exchange Offer should be delivered to Megan Schutzler, Manager, External Reporting at schutzlerm@apvo.com. All documents should be delivered to our designated email account (the “Exchange Account”): Aptevo@certent.com

Please carefully read all of the Offer Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please deliver your completed and signed Election Form to the Exchange Account. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, a copy of which is attached to this email, to the Exchange Account.

The Exchange Offer will expire at 6:00 p.m., Pacific Time, on Monday, July 27, 2020 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Options under the Exchange Offer, Aptevo must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, Aptevo must receive your Notice of Withdrawal by the Expiration Time.

We will be holding information sessions on the Exchange Offer on June 29th, 2020. However, please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Aptevo recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at https://aptevotherapeutics.gcs-web.com/financial-reports/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.